UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

02 April 2007

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following advertisement:

TNT starts bio fuel pilot in India - a “Driving Clean” initiative to reduce carbon emissions

2 April 2007

2 April 2007

TNT starts bio fuel pilot in India - a “Driving Clean” initiative to reduce carbon emissions

TNT, one of the world’s leading express companies, launched a pilot project in India to use bio fuel for its delivery vehicles. The initial phase will see specially trained drivers run three bio fuel trucks between Pune, Nasik and Bangalore, covering a total of 45,000 kilometres per month. Routes and driving times are optimized to further reduce carbon emissions. If the project proves efficient, TNT intends to expand it within its Indian fleet of vehicles.

Peter Bakker, Chief Executive Officer of TNT, said: “Environmental quality is a priority for TNT. More efficient and eco-friendly vehicles can help reduce the environmental impact of TNT’s fleet. We are also pleased to contribute to the Indian government’s bio fuel policy.”

The Indian government already promotes bio fuel trains for transporting passengers and freight. Close to 44 million hectares – equivalent to two-thirds of the Netherlands’ area – of degraded forest land are currently used in India for growing the vegetation needed for alternative fuel. Local farmers will benefit from growing bio fuel crops, which can be a new source of revenues and jobs.

TNT’s bio fuel pilot project in India is part of the company’s global “Driving Clean” initiative to improve its environmental performance. TNT is already using alternative fuels and technologies in a variety of pilot projects in the Netherlands, the UK, Germany and Australia.

About TNT’s express division

TNT’s express division is one of the world’s leading business to business express delivery services providers. It delivers 4.1 million parcels, documents and pieces of freight a week to over 200 countries using its network of over 1,200 depots, hubs and sortation centers. The division operates over 23,400 road vehicles and 44 aircraft and has the biggest door-to-door air and road express delivery infrastructure in Europe.

TNT’s express division employs over 54,000 staff worldwide (as per the end of 2006). It is the first organisation to have achieved global recognition as an Investor in People. The division reported revenue of €6.01 billion in 2006. The operating income was €580 million, up 21.8 % compared to 2005. Visit the TNT express division online: http://www.tnt.com/express

About TNT

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 139,000 people. Over 2006, TNT reported €10.1 billion in revenues and an operating income of €1,276 million. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 2 April 2007